Exhibit 5

                          LEVEL 3 COMMUNICATIONS, INC.
                               1450 Infinite Drive
                           Louisville, Colorado 80301
                                 (303) 926-3038
                               Fax: (303) 926-3467


                                December 3, 1998



Level 3 Communications, Inc.
3555 Farnam Street
Omaha, Nebraska  68131

Gentlemen:

         I have acted as counsel to Level 3 Communications, Inc., a Delaware corporation (the "Company"), in connection with the preparation of a Registration Statement on Form S-8 (the "Registration Statement") relating to the offer and sale by the Company of up to 85,783 shares of its Common Stock, par value $.01 per share ("Common Stock"), pursuant to the Level 3 Communications, Inc./GeoNet Stock Plan of the Company.

         In reaching the conclusions set forth below, I have examined such certificates of public officials and corporate documents and records and have made such other investigations, as I have considered necessary. As to various matters of fact, I have relied on responses to inquiries made of officers and employees of the Company or its subsidiaries.

         Based on the foregoing, I am of the opinion that the Common Stock, when issued, will be duly authorized, validly issued, fully paid and nonassessable.

         I am admitted to practice solely in the State of New York. The opinions set forth above are limited to the General Corporation Law of the State of Delaware, and I express no opinion with respect to the laws of any other jurisdiction.

         I consent to the filing of this opinion as an exhibit to the Registration Statement.

                                       Very truly yours,



                                       /s/  Neil J. Eckstein
                                       Vice President, Assistant General Counsel